April 1, 2019
VIA EDGAR AND OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Mail Stop 3030

Attention:	Sergio Chinos
Kate McHale
Kevin Kuhar
Gary Newberry

Re:	Silk Road Medical, Inc.
Registration Statement on Form S-1
Filed March 25, 2019
File No. 333-230045
Ladies and Gentlemen:
On behalf of Silk Road Medical, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 1, 2019, to Erica J. Rogers, Chief Executive Officer of the Company regarding the registration statement on Form S-1, File No. 333-230045 (the “Registration Statement”), submitted by the Company on March 25, 2019.
Simultaneously with the filing of this letter, the Company is concurrently submitting via EDGAR its Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”). This letter sets forth the comments of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Except for page references appearing in the headings and Staff comments below (which are references to the Amended Registration Statement submitted on March 25, 2019), all page references herein correspond to the page of the Amended Registration Statement, as applicable.

United States Securities and Exchange Commission
April 1, 2019

Form S-1/A filed March 25, 2019
General

1.
Given that yours is a primary offering and the shares being offered have not yet been issued, please have counsel revise the legal opinion to clarify that shares "will be" - and not "have been" - legally issued, fully paid and non-assessable. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19.

RESPONSE TO COMMENT 1:
The Company’s legal counsel has revised the legal opinion filed as Exhibit 5.1 to the Amended Registration Statement to clarify that shares "will be" - and not "have been" - legally issued, fully paid and non-assessable in accordance with the Staff’s comment.
Description of Capital Stock
Exclusive Forum, page 163

2.	We note your response to comment two of our prior letter. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce your exclusive forum provision.
RESPONSE TO COMMENT 2:
The Company has revised the disclosure on pages 163-164 of the Amended Registration Statement in accordance with the Staff’s comment. The Company has made corresponding revisions to the risk factor on page 56 of the Amended Registration Statement.
Please direct any questions with respect to the Company’s responses the Registration Statement to me at (650) 565-3564.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:	Erica J. Rogers, Chief Executive Officer, Silk Road Medical, Inc.
Lucas Buchanan, Chief Financial Officer, Silk Road Medical, Inc.